Exhibit 2.1
SHARE PURCHASE AGREEMENT
THIS AGREEMENT dated the 21st day of June, 2006, is made at the City of St. John’s, in the Province of Newfoundland and Labrador.

BETWEEN:	SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP., a body corporate duly incorporated under the laws of the State of Delaware (hereinafter called the “Vendor”)

AND:	53341 NEWFOUNDLAND AND LABRADOR LIMITED, a body corporate duly incorporated under the laws of the Province of Newfoundland and Labrador
(hereinafter referred to as the “Purchaser”)
WHEREAS the Vendor is presently the owner of 274 common shares and 3,857 preference shares of M & M Engineering Limited, a company duly incorporated pursuant to the laws of the Province of Newfoundland and Labrador (the “Company”); and
WHEREAS M & M Offshore Limited (the “Offshore”) is a wholly-owned subsidiary of the Company; and
WHEREAS, pursuant to that certain Retraction Agreement dated the date hereof between the Vendor and the Company (the “Retraction Agreement”), the Company has agreed, immediately prior to the sale of the shares contemplated by this Agreement, to retract 2,750 preference shares (the “Retracted Shares”) held by the Vendor in the Company (the “Retraction”), and the Vendor has agreed to sell, assign and transfer to the Purchaser and the Purchaser has agreed to acquire from the Vendor all of the remaining issued and outstanding shares of the Company from the Vendor, which after the Retraction shall be 274 common shares and 1,107 preference shares of the Company (the “Subject Shares”) upon the terms and conditions hereinafter set out.
NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:
ARTICLE 1- INTERPRETATION
1.1	Definitions
In this Agreement, including the recitals, the following words and phrases have the following meanings:
1.	Applicable Legal Requirements” means collectively, all foreign, federal, provincial, state, local or other laws, statutes, constitutions, resolutions, ordinances, codes, edicts, decrees, orders, writs, injunctions, awards, judgments, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental entity that is applicable to the subject entity and its properties, assets and business, as well as any such laws applicable to the transactions contemplated in this Agreement, including without limitation the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and any applicable state securities laws.
2.	“Business Days” means a day, other than a Saturday, Sunday or statutory holiday as declared by the Province of Newfoundland and Labrador, and reference to “days” shall, unless “Business Days” is specified, mean calendar days;
3.	“Closing Date” means no later than the 21st day of June, 2006 or such earlier or later date as mutually agreed upon in writing between the Vendor and Purchaser; provided that the parties shall use their best efforts to close the transactions contemplated hereby as soon as practicable;
4.	“Collateral Guarantees” means the guarantees, in substantially the form set forth in Exhibit “E” to this Agreement, of the payment to Vendor of Eight Hundred Ninety-Eight Thousand, Four Hundred and Seventy-Two Dollars and Sixty Cents ($898,472.60) (USD), which amount represents the remaining bonding security that will continue to be held after the Closing Date by CIBC, as provided by Vendor for the benefit of the Company;
5.	“Collateral Guarantors” means the Company and BG;

6.	“Company” means M & M Engineering Limited, a body corporate;

7.	“Guarantees” means the guarantees of the Note to be delivered to the Vendor pursuant to Section 3.1(4);

8.	“Guarantors” means the persons and entities required to deliver the Guarantees pursuant to Section 3.1(4);

9.	“Note” means the senior note to be delivered by the Purchaser to the Vendor pursuant to Section 3.1(4);

10.	“Offshore” means M & M Offshore Limited, a body corporate;

11.	“Purchaser” means 53341 Newfoundland and Labrador Limited;

12.	“Retracted Shares” means 2,750 preference shares issued and outstanding of M & M Engineering Limited;

13.	“Retraction” means the retraction by the Company of the Retracted Shares pursuant to the Retraction Agreement.

14.	“Retraction Agreement” means the Retraction Agreement between the Vendor and the Company dated the date hereof.

15.	“Subject Shares” means the 274 common shares and 1,107 preference shares issued and outstanding of M & M Engineering Limited; and

16.	“Vendor” means Spectrum Sciences & Software Holdings Corp.

17.	“Vendor Shares” means common shares of the Vendor.

1.2	Headings
The headings of the clause in this Agreement are inserted for convenience or reference only and shall not affect the meaning, interpretation or construction of this Agreement.
1.3	Included Words
In this Agreement, words importing the singular include the plural and vice versa, words importing one gender include other genders, and words importing individuals shall also include firms and corporations and vice versa, as the context may require.
1.4	References
Except as otherwise provided for herein “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular clause, subclause, paragraph or other portion thereof. Unless otherwise specified herein, reference to a clause, subclause or paragraph refers to a clause, subclause or paragraph of this Agreement.
ARTICLE 2- PURCHASE AND SALE OF SHARES
2.1	Purchase and Sale of Subject Shares
Subject to the terms and conditions hereof, the Vendor agrees to sell, assign and transfer the Subject Shares to the Purchaser and the Purchaser agrees to purchase and acquire the Subject Shares as of the Closing Date, subject to the Retraction by the Company of the Retracted Shares in accordance with the Retraction Agreement.
ARTICLE 3- PURCHASE PRICE AND PAYMENT
3.1	Purchase Price
The aggregate consideration to be received by the Vendor for the Subject Shares and the Retracted Shares shall be $4,000,000 (Cdn.) (the “Aggregate Cash Consideration”) plus 1,800,000 shares of the Vendor’s common stock, which consideration includes the purchase price of $2,750,000 (Cdn.) for the Retracted Shares pursuant to the Retraction Agreement. The consideration payable hereunder by the Purchaser to the Vendor for the Subject Shares shall include $1,250,000 (Cdn.) plus 1,800,000 shares of the Vendor’s common stock (together, the “Subject Share Consideration”), which shall be payable as follows:

(1)	The deposit, in the amount of $50,000 (Cdn.) cash, previously paid by Purchaser and held by Squire, Sanders & Dempsey L.L.P., the Vendor’s legal counsel (“Squire Sanders”), shall be paid to the Vendor;

(2)	Two Hundred Thousand dollars ($200,000.00) (Cdn.) cash paid by wire transfer of immediately available Canadian funds;

(3)	One million, eight hundred thousand (1,800,000) Common shares of the Vendor (“Vendor Shares”) presently held by BG Capital Ltd. (“BG”).

(4)	One Million dollars ($1,000,000) (Cdn.) — which amount represents Eight Hundred Ninety-Eight Thousand, Four Hundred and Seventy-Two Dollars and Sixty Cents ($898,472.60) (USD) at the closing spot exchange rate on June 7, 2006, of $1.00 (USD) = $1.1130 (Cdn.) — payable to the Vendor in lawful money of the United States 24 months after the Closing Date pursuant to a senior note in the form attached as Exhibit “A” hereto (the “Note”), bearing an interest rate of 6% per annum. The interest and principal of the Note shall be guaranteed, on a joint and several basis, by the Company, the members of the Company’s management team identified on Exhibit “B” hereto and BG (collectively, the “Guarantors”), pursuant to guarantees in the form of Exhibit “C” attached hereto (the “Guarantees”).
3.2	Canadian Withholding Tax
Notwithstanding the provisions of Section 3.1, if, on or before the Closing Date, the Vendor fails to deliver to the Purchaser a clearance certificate issued by the Canada Revenue Agency pursuant to Section 116 of the Income Tax Act (Canada) in respect of the sale of the Subject Shares fixing a certificate limit which is at least equal to the value of the Subject Share Consideration payable to the Vendor hereunder, then twenty-five percent (25%) of the value of the Subject Share Consideration payable to the Vendor hereunder shall be withheld from the Aggregate Cash Consideration payable to the Vendor (the “Withholding Amount”), and the Withholding Amount shall be deposited and held in escrow on the terms and subject to the conditions of the Escrow Agreement attached to this Agreement as Exhibit “D” (the “Escrow Agreement”).
ARTICLE 4 - WARRANTIES AND REPRESENTATIONS
4.1	Vendor’s Warranties and Representations
The Vendor warrants and represents to the Purchaser that as of the Closing Date each of the following statements are true and correct and the Vendor acknowledges that the Purchaser is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:
4.1.1 Share Capital of the Company
As of the Closing Date, Vendor: (a) has taken no actions that would result in an increase or decrease in the authorized capital of the Company; and (b) knows of no actions otherwise taken that would have the effect of increasing or decreasing the authorized capital stock of the Company.
4.1.2 No Options
There are no options, warrants or other rights to purchase the Subject Shares other than as provided herein.
4.1.3 No Liens
The Subject Shares are owned by the Vendor free of any liens, charges, trusts, encumbrances, or adverse claims whatever.
4.1.4 Resident of Canada
The Vendor is a “non-Canadian person” within the meaning of the Investment Canada Act and appropriate actions will be taken as required by applicable laws to conclude this transaction in compliance with such laws. Subject to Section 3.2 of this Agreement, the Vendor shall provide to the Purchaser on the Closing Date any and all certificates required to evidence such compliance, including but not limited to appropriate clearance certificates from Canada Revenue Agency.

4.1.5 No Claim to Assets
The Vendor does not have any claim or interest in any of the assets of the Company or Offshore other than as a shareholder of the Company.
4.1.6 Shareholders Loans
There are no loans owing by the Vendor to the Company or Offshore.
4.1.7 No Shareholders Agreement
There is no Shareholders Agreement (as defined under Newfoundland law) or any agreement with respect to the ownership, voting or control of the Subject Shares.
4.1.8 Guarantees
The Company shall not, at Closing Date, be bound by, be a party to or be subject to any agreement of guarantee, indemnity, assumption or endorsement or any like commitment of obligation, liability (contingent or otherwise) or in respect of the indebtedness of Vendor or any affiliate of Vendor.
4.1.9 Legal and Beneficial Owner
The Vendor is the legal and beneficial owner of the Subject Shares.
4.1.10 Authority to Transfer
The Vendor has the full right and authority to transfer the Subject Shares.
4.1.11 Execution and Delivery
The execution and delivery of this Agreement by the Vendor and the sale of the Subject Shares and related transactions herein provided for have been duly authorized by all necessary corporate action and the Vendor has all requisite corporate power and authority to enter into this Agreement and to carry out the transaction of purchase and sale contemplated herein.
4.1.12 Insolvency
The Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have a receiver appointed over any part of its assets, had any lienholder take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.
4.1.13 Compliance with Laws
Vendor has complied with, and is not in violation of, any Applicable Legal Requirements in connection with the transactions contemplated in this Agreement, including making any necessary disclosures required thereunder.
4.2	Warranties and Representations at Closing
Each and every warranty and representation of the Vendor contained in Section 4.1 shall be deemed to have been repeated by the Vendor at Closing Date and shall be true and correct in all material respects as at Closing Date, except to the extent affected by the transactions contemplated by this Agreement.
4.3	Limitation
Except in the case of fraud on the part of the Vendor, the Purchaser may not enforce a claim for breach or failure of any warranty or representation contained in Section 4.1 unless it has given the Vendor a notice in writing of any claim including the particulars of the warranty or representation alleged to have been breached or the alleged facts giving rise to a failure or breach of a warranty or representation, within two (2) years of the Closing Date.
4.4	Purchaser Warranties and Representations
The Purchaser warrants and represents to the Vendor that as of the Closing Date each of the following statements are true and correct and the Purchaser acknowledges that the Vendor is relying on such representations and warranties in connection with the transactions contemplated by this Agreement.

4.4.1 Organization and Good Standing of Purchaser
The Purchaser is a Corporation duly incorporated and is a valid and subsisting Corporation under the laws of the Province of Newfoundland and Labrador and has all necessary power, authority and capacity to own and otherwise hold its property and assets and carry on its business as presently conducted.
4.4.2 Power of Contract
The entering into of this Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of the constating documents, resolutions or by-laws of the Purchaser or any indenture, agreement, written or oral, to which the Purchaser may be a party.
4.4.3 Enforceable
This Agreement has been duly authorized and when executed and delivered by the Purchaser is a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.
4.4.4 No Reliance
Purchaser acknowledges and agrees that, except for any representations and warranties expressly set forth herein, Vendor makes no representations whatsoever with respect to the Subject Shares, the Company or Offshore, and Purchaser is not relying and is not entitled to rely on any representation or other statement by Vendor in entering into and performing this Agreement except those representations and warranties expressly provided herein.
4.5	Purchaser’s Warranties and Representations at Closing
Each and every warranty and representation of the Purchaser contained herein shall be deemed to have been repeated by the Purchaser as at Closing Date and shall be true and correct in all material respects as at Closing Date, except to the extent affected by the transactions contemplated by this Agreement.
4.6	Limitation
Except in the case of fraud on the part of the Purchaser, the Vendor may not enforce a claim for breach or failure of any warranty or representation contained in Section 4.4 unless it has given the Purchaser notice of any claim including particulars of the warranty or representation alleged to have been breached or the alleged facts giving rise to the failure or breach of a warranty or representation, within greater of two (2) years from the Closing Date.
ARTICLE 5 - PURCHASER’S CLOSING CONDITIONS
5.1	Closing Conditions
The obligation of the Purchaser to complete the transactions contemplated by this Agreement are subject to the following conditions for the benefit of the Purchaser:
a.	The warranties and representations of the Vendor contained in this Agreement shall be true and correct in all material respects as at the Closing Date.
5.2	Closing Documentation
The Purchaser shall receive or have received duly executed copies of certificates, instruments and documents listed below at Closing Date:
a.	Share certificates representing all the Subject Shares duly endorsed for transfer to the Purchaser;

b.	The certificate of the Vendor confirming that its warranties and representations as set forth in Section 4.1 are true and correct in all material respects as at Closing Date;

c.	The Escrow Agreement, duly executed by the Vendor; and

d.	General release executed by the Vendor releasing any and all claims against the Company as of Closing Date, other than claims under this Agreement, the Notes the Guarantees, and the Collateral Guarantees, in a form reasonably acceptable to the Purchaser’s solicitor.

ARTICLE 6 - VENDOR’S CLOSING CONDITIONS
6.1	Closing Conditions
The obligation of the Vendor to complete the transactions contemplated by this Agreement are subject to the following conditions for the benefit of Vendor:
a.	The warranties and representations of the Purchaser contained in this Agreement shall be true and correct in all material respects as at the Closing Date;

b.	The Company shall have completed the Retraction of the Retracted Shares in accordance with the terms of the Retraction Agreement;

c.	Four Million dollars ($4,000,000) (Cdn.) of the Five Million dollars ($5,000,000) (Cdn.) presently held by CIBC for bonding security provided by Vendor for the benefit of the Company shall be released by CIBC to the Vendor on the Closing Date; and

d.	The Company shall have paid to the Vendor the amount of One Hundred Sixteen Thousand Nine Hundred Thirty-Seven Dollars and Ninety Cents ($116,937.90) (Cdn.) for which the Company is indebted to the Vendor for interest on the above bonding security, net of taxes owing on such interest, as at the Closing Date.
6.2	Closing Documentation
The Vendor shall receive or have received duly executed copies of certificates and documents listed below at Closing Date.
a.	Certified copy of a resolution of the directors of the Purchaser authorizing and approving the purchase of the Subject Shares from the Vendor on the terms and conditions of this Agreement;

b.	The certificate of the Purchaser that its warranties and representations set forth in Section 4.4 are true and correct in all material respects as at the Closing Date;

c.	Payment or satisfaction of the purchase price for the Subject Shares from the Purchaser as follows:
i.	The deposit, in the amount of $50,000.00 (Cdn.) cash, previously paid by Purchaser and held by Squire Sanders, shall be paid to the Vendor;

ii.	Two Hundred Thousand dollars ($200,000.00) (Cdn.) cash paid by wire transfer of immediately available Canadian funds;

iii.	The delivery by BG to Vendor of the One Million, Eight Hundred Thousand (1,800,000) Vendor Shares presently held by BG; and

iv.	The Note and the Guarantees, duly executed by each of the Guarantors, as referred to in clause 3.1(4) herein;
d.	The Collateral Guarantees, duly executed by each of the Collateral Guarantors;

e.	The Escrow Agreement, duly executed by the Purchaser; and

f.	General release executed by the Purchaser and the Company releasing any and all claims against the Vendor as of the Closing Date, other than claims hereunder, in a form reasonably acceptable to the Vendor’s legal counsel.
ARTICLE 7- INDEMNIFICATION
7.1	Indemnification by Vendor
Vendor agrees to indemnify, defend and hold harmless Purchaser and its officers, directors, agents, representatives, stockholders and employees, and their affiliates (collectively, the “Purchaser Indemnified Parties”) from and against and in respect of any and all Damages (as defined below) incurred by the Purchaser Indemnified Parties resulting from, arising out of or relating to:
a.	any inaccuracy in or breach of any representation or warranty made by Vendor contained in this Agreement; and

b.	any failure by Vendor to perform any obligation or comply with any covenant or agreement specified herein, including, without limitation, the covenants set forth in Article V of this Agreement) or in any other document executed and delivered at the Closing pursuant to the terms of this Agreement.

For the purpose of this Article VII, the term “Damages” shall mean and include all losses, damages, liabilities, obligations, claims, judgments, expenses or costs incurred by the indemnified party, including but not limited to reasonable attorneys’ and experts’ fees and costs, as well as losses and injury suffered by the indemnified party, in the ordinary course of business, to the extent such losses result, directly or indirectly, from any of the aforementioned.
7.2	Indemnification by Purchaser
Purchaser agrees to indemnify, defend and hold harmless Vendor and its officers, directors, agents, representatives, stockholders and employees, and their affiliates (collectively, the “Vendor Indemnified Parties”) from and against and in respect of any and all Damages incurred by the Vendor Indemnified Parties resulting from, arising out of or relating to:
a.	any inaccuracy in or breach of any representation or warranty made by Purchaser contained in this Agreement; and

b.	any failure by the Purchaser to perform any obligation or comply with any covenant or agreement specified herein or in any other document executed and delivered at the Closing pursuant to the terms of this Agreement; and

c.	any demand, claim, suit, cause of action or proceeding that is made or asserted with respect to any liability of Company or Offshore.
ARTICLE 8 - MISCELLANEOUS MATTERS
8.1	Public Disclosures; Consents; Compliance With Securities Laws
Vendor and Purchaser agree to use their respective best efforts to comply with any and all Applicable Legal Requirements and to make any and all necessary public disclosures required in connection with the transactions contemplated in this Agreement and to obtain any consents and approvals required to effect the transactions contemplated in this Agreement.
8.2	Address for Service
All notices, communications, statements or payments under this Agreement in writing shall be in writing and shall be provided to the recipient party at the following addresses:

TO THE VENDOR:	Spectrum Sciences & Software Holdings Corp.
3130 Fairview Park Drive, Suite 400
Falls Church, Virginia 22042
Attention: Michael Megless
Fax: 703-641-0440

TO THE PURCHASER:	53341 Newfoundland and Labrador Limited
c/o Burgess Law Offices
Suite 308, Terrace on the Square
St. John’s, NL A1B 4J9
Attention: R. Paul Burgess
Fax: 709-757-2501

8.3	Deemed Receipt
All notices required, permitted or contemplated shall be in writing and shall be deemed to be sufficiently given and received if:
a.	Personally served on the recipient party by delivery during normal business hours as the recipient at the address set forth above, in which case the notice shall be deemed to have been received by the addressee when actually delivered;

b.	Mailed by first class registered postage prepaid to the recipient party in which case notices shall be deemed to have been received by the intended recipient on the fourth (4th) Business Day following mailing thereof provided however in the event of an actual or threatened postal strike or other labour disruption that may affect mail service, notices may not be mailed.
8.4	Address of Change of Party
Any parties may change the address for service set forth above by notice to the other parties.
8.5	Tax Filings
The parties will cooperate in all reasonable respects in the preparation of short period tax returns for the period ending on the Closing Date. The Purchaser shall cause all taxes related to such tax period as reflected in such returns to be paid when due from the working capital of the Company.
8.6	Further Assurances
The parties shall execute and deliver any other documents and do all such other things as may be reasonably necessary to carry out their obligations under this Agreement.
8.7	Governing Law
This Agreement shall be subject to and interpreted and construed in accordance with the laws of the Province of Newfoundland and Labrador, without regard to the principles of conflicts of law. The parties hereto agree the courts of Newfoundland and Labrador shall have exclusive jurisdiction to hear and determine any claims or disputes arising in relation to this Agreement, or to any matter arising therefrom; provided that, notwithstanding anything to the contrary in this Section 8.7, the choice of law and forum selection provisions included in the Note, the Guarantees, and the Collateral Guarantees shall govern any claims or disputes arising in relation to the Note, the Guarantees and the Collateral Guarantees.
8.8	Prior Agreement
This Agreement including all Schedules constitutes the entire Agreement between the parties in respect of the subject matter thereof and replaces all prior agreements made between the parties with respect to the subject matter hereof.
8.9	Amendments
This Agreement may only be amended by written instruments signed by each of the parties.
8.10	Assignment
This Agreement may not be assigned in whole or in part by any party without the prior written consent of the other party.
8.11	Counterparts
This Agreement may be executed and delivered in two or more counterparts each of which shall be deemed to be an original but all of which shall be taken together to constitute one and the same Agreement. This Agreement may be executed by a party’s signature transmitted by facsimile, and copies of this Agreement executed and delivered by means of facsimile signatures shall have the same force and effect as copies hereof executed and delivered with original signatures. All parties hereto may rely upon facsimile signatures as if such signatures were originals.
8.12	Severability
If any of the provisions of this Agreement are declared to be void or unenforceable by any court of competent jurisdiction, the validity of the balance of the provisions of this Agreement shall not be affected.

8.13	Enurement
This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, administrators, executors and permitted assigns.
8.14	Closing
The closing of the transactions contemplated under this Agreement shall take place via the simultaneous exchange of facsimile signature pages or deposit of executed signature pages with an internationally recognized courier service, as mutually agreed upon by Vendor and Purchaser.
8.15	Expense
The Vendor shall be responsible for its professional fees and disbursements, including legal fees and disbursements and accounting fees with respect to the transactions contemplated herein.
The Purchaser shall be responsible for its professional fees and disbursements including legal fees and disbursements and accounting fees with respect to the transactions contemplated herein.
IN WITNESS WHEREOF the parties have caused these presence be executed as of the day and year first above written.
SIGNED, SEALED AND DELIVERED

SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.

Per:

/s/ Michael Megless

Authorized Signing Officer

53341 NEWFOUNDLAND AND LABRADOR LIMITED

Per:

/s/ Dave Myers

Authorized Signing Officer

Exhibit “A”
Form of Note

Exhibit “B”
Guarantors
Dave Myers
Geoff Wells
Bill Lorenzen
Chris King
Craig Manning
BG Capital, Ltd.
M & M Engineering Ltd.

Exhibit “C”
Form of Guarantee

Exhibit “D”
Form of Escrow Agreement

Exhibit “E”
Form of Collateral Guarantee